September 4, 2024

Michael Baughn
Chief Financial Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

        Re: Foot Locker, Inc.
            Form 10-K for Fiscal Year Ended February 3, 2024
            File No. 001-10299
Dear Michael Baughn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 3, 2024
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Return on Invested Capital, page 24

1. This measure is calculated using adjusted return after taxes. Accordingly, please revise the description of this measure to present what it represents as it is confusingly similar to a measure calculated with GAAP amounts. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K and Question 100.05 of our Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures. Additionally, it appears the comparable measure to this non-GAAP measure is return on invested capital using GAAP amounts rather than return on assets as currently presented. Please revise your presentation as appropriate. September 4, 2024
Page 2
Segment Reporting and Results of Operations
Sales, page 25

2. You cite various factors to explain changes in your results but have not quantified their impact, most notably for sales and gross margin rate. Please quantify cited factors so investors may better understand their relative impact. In particular, you disclose you closed a total of 283 combined owned/licensed stores, which amounts to over 10% of your total number of combined stores at year end, without quantifying the impact. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and
(b)(2)(i) therein, and
       section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting
       Policies) for guidance.
Liquidity and Capital Resources
Operating Activities, page 30

3. Please provide in your annual and interim period filings a more fulsome and quantitative analysis of the factors that caused the reported amount of net cash of operating activities to change from period to period. For example, discuss underlying factors associated with each component of working capital cited. Also note that references to results and noncash items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to the introductory paragraph of Item 303(b) of
       Regulation S-K and the introductory paragraph of section IV.B and all of section B.1 of
       Release No. 33-8350 for guidance. Quantify factors cited, pursuant to section III.D of
       Release No. 33-6835 (501.04 of the staff   s Codification of Financial
Reporting).
Free Cash Flow (non-GAAP measure), page 31

4. Please disclose a reconciliation of this measure to the comparable GAAP measure "net cash providing by operating activities." Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services